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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X        Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___        No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

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MEDIA RELEASE

Wavecom Announces Second Quarter 2007 Financial Results

Continued quarter-on-quarter and year-on-year revenue growth with another Strong quarter-end 12-month backlog

Issy-les-Moulineaux (France) – July 25, 2007 – Wavecom S.A., today announced financial results for its second quarter ending June 30, 2007.

Ron Black, Wavecom Chief Executive Officer, commented, “Our second quarter and first half 2007 financial results confirmed the solid progress that Wavecom has achieved over the past three years, illustrating once again growth, both organic and external. Furthermore, in early July the issue of convertible bonds (OCEANE) in the European market, raising €80.5 million, confirmed market confidence in our long-term strategies. We see Wavecom’s role as one of market consolidator and are actively seeking out opportunies for growth among businesses that have natural adjacencies with our current activities.”

In millions of euros Under US GAAP	Consolidated Group Results
	Q2 2006*	Q1 2007	Q2 2007	H1 2007
Revenues	49.9	48.1	56.1	104.2
Gross profit	20.4	20.5	24.4	44.9
Operating expenses	19.8	19.0	19.6	38.6
Operating income	0.7	1.6	4.8	6.3
Net income	0.2	1.9	5.0	7.0

*Note: Q2 2006 results included 2 months of an acquired business.

Additional information
Operating income	0.7	1.6	4.8	6.3
Stock option-related expenses	(0.4)	(0.7)	(0.6)	(1.3)
Acquired technology	(1.4)	—	—	—
Amortization expense related to acquisition	(0.8)	(1.1)	(0.8)	(1.9)
Operating income before stock-option compensation and amortization expense related to acquisition	3.3	3.4	6.2	9.5

Second Quarter Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

Revenues: Second quarter 2007 consolidated revenues were €56.1 million, an increase of 12% versus second quarter 2006 or 16% at constant exchange rates. This year-on-year increase reflects solid organic growth. The second quarter 2007 revenues also increased by 17% versus the previous quarter (or 18% at constant currencies), where the largest increase in value came from the Americas region (+ €4 million or +25%) and the largest quarter-on-quarter increase in percentage came from the Asia-Pacific region (+44% or + €2.7 million). These strong performances were offset somewhat by slower sequential growth in the EMEA region (+5% or + €1.3 million).

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Sales of new generation products, based on a more powerful ARM9 processor and Wavecom’s own Open AT Software Suite are taking hold. Successful migration to these new products is progressing, in large part due to their flexibility and forward compatibility with existing product lines.

In the second quarter, the breakdown by region was as follows: EMEA 49%; Americas 35%; and APAC 16%. The customer portfolio remained balanced in the second quarter, with the top ten customers representing 51% of revenues as compared to 53% in the previous quarter. No single customer represented more than 8%.

Backlog: As expected, our 12-month backlog on June 30, 2007, declined from the extremely strong Q1 total of €82.4 million to €70.9 million as of June 30, 2007. It should be noted that the reported average quarter-end for the first two quarters of 2007 of €76.7 million is significantly higher than the average quarter-end post-acquisition backlog in 2006 of €50.8 million.

Gross Margin: For the second quarter 2007, gross margin of €24.4 million represented 43.4% of sales compared to 42.7% in Q1 2007. The gross margin from products remained virtually flat at 46.0% compared to 45.6% in Q1 2007.

Operating Expenses: Total operating expenses for the second quarter 2007 were €19.6 million, a flat to the first quarter 2007 level of €19.0 million. At June 30, 2007 headcount (salaried employees) stood at 410 increasing slightly from 401 at March 31, 2007.

Profit: Operating income for the second quarter 2007 was €4.8 million (8% operating margin as a percentage of revenues), increasing from €1.6 million (3% operating margin as a percentage of sales) in the previous quarter, mainly due to the higher revenues. On a year-over-year basis, this result was significantly better than the operating profit of €0.7 million in the second quarter 2006. Net income for the second quarter 2007 was €5.0 million compared to €1.9 million in previous quarter, and €0.2 million a year ago.

As shown in the above table, on a non-GAAP basis, which excludes stock option expenses and expenses related to our acquisition, the operating income would have been €6.2 million for the second quarter 2007, compared to €3.4 million for the previous quarter. It should be noted that stock options that were awarded at the end of the second quarter 2007 had a higher strike price due to Wavecom’s stock price appreciation which is expected to put pressure on the operating results in the second half of the year. We expect to see an impact of €1.8 million per quarter for Q3 and Q4 versus € 0.6 million in Q2.

Balance sheet: Wavecom’s cash position increased quarter-on-quarter from €53.7 million to €56.1 million at June 30, 2007 while inventory remained virtually flat at €9.2 million compared to the previous quarter and DSO (Day sales outstanding) improved by 5 days.

OCEANE (Convertible Bond issue): Wavecom announced the successful completion of a convertible bond issue on July 17, 2007. The issue raised a total of €80.5 million which will be used for future growth including possible acquisitions of companies along the value chain.

Business news:

Recent announcements:

•	Wavecom named Microteck as its primary distributor in Japan for the entire range of machine-to-machine (M2M) and automotive wireless communication solutions including GSM/GPRS and CDMA. Microtek is well-positioned to tap into the rapidly-expanding Japanese market. Microtek will now provide Wavecom’s leading-edge wireless communications solutions to Japanese OEMs that make a wide range of products from security and alarm systems to fleet management and automotive telematics applications.

•	Wavecom and Sunlink announced a strategic alliance. Sunlink International Holdings Limited and Wavecom S.A. announced the creation of Sunlink Wavecom Limited, a strategic alliance to develop and support wireless machine-to-machine applications based on Wavecom’s OpenAT® Software suite and Wireless CPU® hardware. The new company, Sunlink Wavecom Limited (90.5% – 9.5%, respectively) was formed with an initial investment of $1 million US. It will provide support, maintenance and application-design services specifically using Open AT® Software Suite and reference designs from Wavecom. Sunlink Wavecom Limited will be incorporated in Hong Kong with its operations located in Shen-Zhen, China, and will initially employ a staff of 20 engineers and technical support specialists.

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•	Wavecom announced the launch of the Q26 Ultra its fully programmable 3G Wireless CPU®, the Q26Ultra, using high bandwidth cellular capabilities to address the growing automotive and alarm/security markets. With wideband CDMA functionality, it bridges the entire spectrum of bearers from 2G, 2.5G, 2.75G and 3G. It targets two growing markets for connected machine-to-machine applications: automotive and security. With this new product, Wavecom is the only wireless provider today to offer an automotive-grade design and qualification that will allow car makers to meet the demand for in-vehicle infotainment. For the security market, the high band-with capacity makes it ideal for video cameras in sophisticated alarm and security systems.

Chantal Bourgeat, Wavecom CFO commented: “We are pleased by both our second quarter and first half-year performance and the long-term outlook for the business is positive. The recent addition of financial resources now positions us for targeted external growth.” Ms. Bourgeat reiterated, “The underlying business is generated from diverse markets and customers’ adoption rates differ, implying possible fluctuations in revenues from one quarter to the next. Additional factors impacting quarterly sales and performance are seasonality and exchange rate fluctuations.”

Conference Call:

Today at 2:30 p.m. Paris time, Wavecom management will host a conference call in English reserved for financial professionals commenting on its second quarter 2007. To access this call, please use the following numbers: +33 (0) 1 70 99 42 67 in France, +44 (0) 20 7138 0845 in the U.K. and +1 718 354 1152 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its Q3 2007 results on October 24, 2007 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom’s solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), and Farnborough y (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:

Lisa Ann Sanders	John D. Lovallo
Director, Communications and	Lovallo Communications Group, LLC
Investor Relations	Tel: + 1 203-431-0587
Tel. +33 1 46 29 41 81	Johnlovalloirpr@sbcglobal.net
lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company’s future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on second parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company’s reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

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WAVECOM S.A

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	June 30,	March 31,	June 30,
	2006	2007	2007

	Euro	Euro	Euro
Revenues:
Product sales	49,187	47,785	55,776
Services revenue	216	332	334
Licensing revenue	484	—	—

	49,887	48,117	56,110
Cost of revenues:
Cost of goods sold	28,762	26,012	30,139
Cost of services	697	1,559	1,600

	29,459	27,571	31,739

Gross profit	20,428	20,546	24,371
Operating expenses:
Research and development	8,119	7,758	8,179
Sales and marketing	4,405	5,413	5,740
General and administrative	5,847	5,784	5,700
Acquired in process technology	1,400	—	—

Total operating expenses	19,771	18,955	19,619

Operating income	657	1,591	4,752

Interest income and other financial income, net	176	417	419
Foreign exchange loss, net.	(647)	(48)	(50)

Total financial income (loss)	(471)	369	369

Income before minority interests and income taxes	186	1,960	5,121
Minority interests	—	—	—

Income before income taxes	186	1,960	5,121
Income tax expense	19	12	91

Net income	167	1,948	5,030

Basic net income per share	0.01	0.13	0.33

Diluted net income per share	0.01	0.12	0.30

Number of shares used for computing:
– basic	15,384,077	15,401,390	15,447,796
– diluted	15,946,575	16,230,460	16,645,446

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WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Six months ended
	June 30,	June 30,
	2006	2007

	Euro	Euro
Revenues:
Product sales	76,648	103,562
Services revenue	486	665
Licensing revenue	969	—

	78,103	104,227
Cost of revenues:
Cost of goods sold	41,828	56,152
Cost of services	873	3,158

	42,701	59,310

Gross profit	35,402	44,917
Operating expenses:
Research and development	14,020	15,937
Sales and marketing	7,291	11,154
General and administrative	11,415	11,484
Acquired in process technology	1,400	—

Total operating expenses	34,126	38,575

Operating income	1,276	6,342

Interest income and other financial income, net	496	836
Foreign exchange loss, net	(1,328)	(98)

Total financial income (loss)	(832)	738

Income before minority interests and income taxes	444	7,080
Minority interests	—	—

Income before income taxes	444	7,080
Income tax expense	73	102

Net income	371	6,978

Basic net income per share	0.02	0.45

Diluted net income per share	0.02	0.42

Number of shares used for computing:
– basic	15,379,790	15,424,475
– diluted	15,781,745	16,515,843

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WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At June 30,
	2006	2007

	Euro	Euro
ASSETS
Current assets:
Cash and cash equivalents	54,776	56,054
Accounts receivable, net	28,727	33,939
Inventory	6,631	9,184
Value added tax recoverable	602	745
Prepaid expenses and other current assets	2,361	3,522

Total current assets	93,097	103,444
Other assets:
Long-term investments	3,639	3,656
Other assets	3,166	2,708
Research tax credit	1,771	1,895
Income tax recoverable	9,617	9,617
Intangible and tangible assets, net	19,770	18,198
Goodwill	8,117	8,117

Total assets	139,177	147,635

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	36,254	36,607
Accrued compensation	9,367	6,947
Current portion of other accrued expenses	3,713	3,541
Current portion of capitalized lease obligations	233	203
Deferred revenue and advances received from customers	98	1,011
Other liabilities	653	583

Total current liabilities	50,318	48,892
Long-term liabilities :
Long-term portion of other accrued expenses	15,957	16,259
Long-term portion of capitalized lease obligations	385	355
Other long-term liabilities	858	737

Total long-term liabilities	17,200	17,351
Commitments and contingencies
	—	—
Shareholders’ equity:
Shares, euro 1 nominal value, 15,703,450 shares authorized, issued and outstanding at
June 30, 2007 (15,554,153 at December 31, 2006)	15,554	15,703
Additional paid-in capital	139,393	141,919
Treasury stock at cost (156,345 shares at June 30, 2007 and December 31, 2006)	(1,312)	(1,312)
Accumated deficit	(79,947)	(72,968)
Accumulated other comprehensive income (loss)	(2,029)	(1,950)

Total shareholders’ equity	71,659	81,392

Total liabilities and shareholders’ equity	139,177	147,635

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WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Six months ended June 30,
	2006	2007

	Euro	Euro
Cash flows from operating activities:
Net income	372	6,978
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization and impairment of intangible and tangible assets	2,754	4,257
Share-based compensation	663	1,348
Loss on sales and retirement of tangible assets	6	4
Net increase (decrease) in cash from working capital items	345	(9,579)

Net cash provided by operating activities	4,140	3,008

Cash flows from investing activities:
Disposal (acquisition) of long-term investments	4	(17)
Purchases of intangible and tangible assets	(1,785)	(2,652)
Proceeds from sale of intangible and tangible assets	(25,772)	—
Proceeds from sale of intangible and tangible assets	155	—

Net cash used by investing activities	(27,398)	(2,669)

Cash flows from financing activities:
Principal payments on capital lease obligations	(184)	(147)
Proceeds from exercise of stock options and founders’ warrants	62	1,327

Net cash provided (used) by financing activities	(122)	1,180
Effect of exchange rate changes on cash and cash equivalents	(77)	(241)

Net increase (decrease) in cash and cash equivalents	(23,457)	1,278
Cash and cash equivalents, beginning of period	60,663	54,776

Cash and cash equivalents, end of period	37,206	56,054

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
Date: July 25, 2007	By: /s/ Chantal Bourgeat

Chantal Bourgeat Chief Financial Officer